ATAI Life Sciences Luxembourg S.A.
ATAI Life Sciences N.V.
Prof. J.H. Bavincklaan 7
1183 AT Amstelveen
The Netherlands

September 22, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Tyler Howes
Re:	ATAI Life Sciences Luxembourg S.A. Registration Statement on Form S-4 File No. 333-290446

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-290446) (as amended, the “Registration Statement”) of ATAI Life Sciences Luxembourg S.A., so that such Registration Statement will be declared effective as of 4:00 p.m. on September 24, 2025, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Nathan Ajiashvili at (212) 906-2916 or, in his absence, Brian Umanoff at (714) 755-8253.

Thank you for your assistance in this matter.

Very truly yours,
ATAI LIFE SCIENCES LUXEMBOURG S.A.
By:	/ s/ Ryan Barrett
Name:	Ryan Barrett
Title:	General Counsel

cc:	Srinivas Rao, ATAI Life Sciences Luxembourg S.A.
Cosmo Feilding-Mellen, Beckley Psytech Limited
Nathan Ajiashvili, Latham & Watkins LLP
Brian Umanoff, Latham & Watkins LLP
David Bakst, Mayer Brown LLP